UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Shanghai Century Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

G80637104

(CUSIP Number)

Arnar Már Jóhannesson Atorka Group hf. Hlídasmári 1, 201 Kópavogur Iceland Tel: + 354 540 6200	Copy to: A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G80637104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Atorka Group hf.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,873,370

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,873,370

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,873,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.13%

14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 10 TO

SCHEDULE 13D

Reference is made to the statement on Schedule 13D filed on July 23, 2007, Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 27, 2007, Amendment No. 3 thereto filed on September 13, 2007, Amendment No. 4 thereto filed on September 18, 2007, Amendment No. 5 thereto filed on September 19, 2007, Amendment No. 6 filed September 24, 2007, Amendment No. 7 thereto filed on September 25, 2007, Amendment No. 8 filed on September 27, 2007, and Amendment No. 9 filed on October 12, 2007 (as so amended, the Schedule 13D) on behalf of Atorka Group hf. (Atorka), a company organized under the laws of the Republic of Iceland. All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 10 to the Schedule 13D amends and restates Item 3 and Item 5 of the Schedule 13D in their entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Atorka purchased 312,500 shares of the Common Stock in the Issuer’s initial public offering on April 25, 2006 for an aggregate purchase price of $2,500,000. The remainder of the shares were purchased in the open market (shares purchased in the past sixty days are set forth in Item 5), and the amount of funds used in the purchases was approximately $29,736,686. All funds used in these purchases were derived from Atorka’s working capital.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of October 29, 2007, Atorka directly or indirectly beneficially owns 3,873,370 shares, or approximately 22.13%, of the Issuer’s Common Stock. The percentage owned by Atorka is calculated based on 17,500,000 shares of the Issuer’s Common Stock outstanding as reported in the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007, which was filed with the SEC on August 14, 2007, which represents the most recent available public filing containing such information.

Atorka is also a holder of 986,700 units of redeemable warrants of the Issuer, issued in registered form under a redeemable warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Issuer. Each warrant entitles Atorka to purchase one ordinary share of the Issuer at a price of $6.00. The warrants are not currently exercisable and would only become exercisable upon the Issuer’s completion of a stock exchange, asset acquisition or other similar business combination.

(c) The following chart sets forth Atorka’s purchase of the Issuer’s securities in the past sixty days:

Party	Date of Purchase	Number of Units/Shares Purchased	Class of Securities	Price per Unit/Share ($)	Where and How Effected
Atorka	October 29, 2007	69,400	Common Stock	8.2531	Open market purchase
Atorka	October 10, 2007	213,200	Common Stock	8.299	Open market purchase
Atorka	September 27, 2007	12,700	Common Stock	8.127	Open market purchase
Atorka	September 26, 2007	307,000	Common Stock	8.321	Open market purchase
Atorka	September 25, 2004	10,600	Common Stock	8.0347	Open market purchase
Atorka	September 24, 2007	184,200	Common Stock	8.1203	Open market purchase
Atorka	September 21, 2007	104,344	Common Stock	8.0347	Open market purchase
Atorka	September 20, 2007	50,100	Common Stock	8.0162	Open market purchase
Atorka	September 19, 2007	114,000	Warrants	1.76	Open market purchase
Atorka	September 19, 2007	109,800	Common Stock	8.13461	Open market purchase
Atorka	September 18, 2007	130,300	Common Stock	8.03940	Open market purchase
Atorka	September 17, 2007	50,330	Common Stock	8.1005	Open market purchase
Atorka	September 14, 2007	107,000	Common Stock	8.1298	Open market purchase
Atorka	September 13, 2007	57,150	Common Stock	8.18	Open market purchase
Atorka	September 12, 2007	83,500	Common Stock	8.1342	Open market purchase
Atorka	September 11, 2007	159,700	Warrants	1.688	Open market purchase
Atorka	September 11, 2007	341,475	Common Stock	7.989	Open market purchase

(d) To Atorka’s knowledge, no person other than Atorka has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are deemed to be beneficially owned by Atorka.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of October 29, 2007 that the information set forth in this statement is true, complete and correct.

Atorka Group hf.

By:	/s/ Arnar Már Jóhannesson

Name: Arnar Már Jóhannesson
Title: Chief Financial Officer